FOR IMMEDIATE RELEASE	June 5, 2023

Micromem Update on Projects in Romania

Toronto, Ontario and New York, New York, June 5, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") has been advised that the work plan being developed by our team in Romania is expected to be completed mid-June. The work plan incorporates all the requirements for the ARTRA system and a schedule for the roll out of each phase. The team that Micromem and its partners have assembled to complete this work will be Chaired by Professor Dan Ioan Gheorghiu, and co-chaired by Professor Alin Dinita and Professor Karl Cosmin Banica.

Professors Gheorghiu, Dinita and Banica will head up a group of senior professors, experts and engineers in their respective fields from both University of Oil & Gas of Ploiesti (https://www.upg-ploiesti.ro/en) and the University of Polytechnics of Bucharest (https://upb.ro/en/), working together to deliver on the Company's plan to interconnect the gas wells with our ARTRA technology and the electrical grid system with a newly developed powerline monitoring system, in Romania. The project teams have substantial depth not just in their respective professional areas but access to both public and private assistance in the planning and execution of the project.  Professor Gheorghiu will also be Lead Project Manager of the joint venture that will oversee the ARTRA deployment, the powerline monitoring deployment, and the analytics deployment across both the projects.

The credentials for our team leaders are as follows:

Professor Dan Ioan Gheorghiu, Ph.D. in Engineering, President of the World Energy Council, Romanian Chapter since 2022; Chairman of the Supervisory Board and CEO of the Institute for Studies and Power engineering (ISPE) since 1992.  Professor Gheorghiu graduated Magna Cum Laude, Ph.D. (Engineering) in Management and Financial engineering in the energy field.

Professor Alin Dinita, Ph.D. in Engineering, the President (Rector) and Head of Development Strategies and Faculty of Mechanical and Electrical Engineering of University of Oil & Gas of Ploiesti, România (UPG).

Professor Karl Cosmin Banica, Ph.D. in Engineering, pro-Dean of the Faculty of Electrical Engineering, Professor of Measurement System Department with the Polytechnics University of Bucharest (UPB).  Professor Banica is the acting CEO of Wing Group of companies, business incubator for UPB.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 503,726,137

SEC File No: 0-26005

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